May 8, 2020
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
Attn: Tim Buchmiller

Re:	Daré Bioscience, Inc. Registration Statement on Form S-1 (File No. 333-237954)
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Daré Bioscience, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement to 4:00 p.m., Eastern Standard Time, on Tuesday, May 12, 2020, or as soon thereafter as practicable.

Daré Bioscience, Inc.

/s/ Lisa Walters-Hoffert
Lisa Walters-Hoffert
Chief Financial Officer